Exhibit 3.3

CERTIFICATE OF
DESIGNATIONS, PREFERENCES, AND RIGHTS

of

SERIES D CONVERTIBLE PREFERRED STOCK

of

IT&E INTERNATIONAL GROUP, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

IT&E INTERNATIONAL GROUP, INC. a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation on October 31, 2005 pursuant to the authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law.

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (the “Board of Directors” or the “Board”) in accordance with the provisions of its Articles of Incorporation, as amended, the Board of Directors hereby authorizes a series of the Corporation’s previously authorized Preferred Stock, par value $.001 per share, and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

Series D Convertible Preferred Stock:

I.              DESIGNATION AND AMOUNT

The designation of this series, which consists of Sixteen Thousand Five Hundred (16,500) shares of Preferred Stock, is Series D Convertible Preferred Stock (the “Series D Preferred Stock”) and the stated value shall be One Thousand dollars ($1,000.00) per share (the “Stated Value”).

II.            RANK

The Series D Preferred Stock shall rank (i) prior to the Corporation’s common stock, par value $.001 per share (the “Common Stock”); (ii) prior to any class or series of capital stock of the Corporation hereafter created (collectively, with the Common Stock, “Junior Securities”); (iii) pari passu with any class or series of capital stock of the Corporation hereafter created (with the consent of the holders of Series D Preferred Stock obtained in accordance with Article VII hereof) specifically ranking, by its terms, on parity with the Series D Preferred Stock (“Pari Passu Securities”); and (iv) junior to any class or series of capital stock of the Corporation hereafter created (with the consent of the holders of Series D Preferred Stock obtained in accordance with Article VII hereof) specifically ranking, by its terms, senior to the Series D Preferred Stock (“Senior Securities”), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

III.           DIVIDENDS

The holders of Series D Preferred Stock are not entitled to receive dividends.

IV.           LIQUIDATION PREFERENCE

A.   Liquidation Event. If the Corporation shall commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of thirty (30) consecutive days and, on account of any such event, the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up (each such event being considered a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock of the Corporation upon liquidation, dissolution or winding up unless prior thereto, the holders of shares of Series D Preferred Stock, shall have received the Liquidation Preference (as defined in Article IV.C.) with respect to each share. If upon the occurrence of a Liquidation Event, the assets and funds available for distribution among the holders of the Series D Preferred Stock and holders of Pari Passu Securities (including any dividends or distribution paid on any Pari Passu Securities after the date of filing of this Certificate of Designation) shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the Series D Preferred Stock and the Pari Passu Securities shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares. Any prior dividends or distribution made after the date of filing of this Certificate of Designation shall offset, dollar for dollar, the amount payable to the class or series to which such distribution was made. Once the holders of the Series D Preferred Stock receive their full Liquidation Preference, then the holders of the Series D Preferred Stock shall be treated as Pari Passu with the holders of Common Stock, as if the holders of the Series D Preferred Stock had converted their Series D Preferred Stock into Common Stock.

B.   Certain Acts Deemed Liquidation Event. For purposes of IV.A section, a merger or consolidation, where existing stockholders do not retain more than 50% of the voting power or interest, a sale of all or a substantial part of the Corporation’s assets, or an acquisition of 50% or more of the voting power or interest in the corporation by a single person or a “Group” within the meaning of Section 13(d)(3) under the Exchange Act shall be deemed to be a Liquidation Event for purposes hereof.

C.   Liquidation Preference. For purposes hereof the “Liquidation Preference” with respect to a share of the Series D Preferred Stock shall mean an amount equal to the Stated Value, subject to appropriate adjustments in the event of any stock dividend, subdivision, combination or reclassification affecting such shares, plus any distributions paid to the holders of Common Stock that the holders of the Series D Preferred Stock would receive if the Series D Preferred Stock had been converted, on a pro rata basis with all other holders of Common Stock.

V.            CONVERSION AT THE OPTION OF THE HOLDER

A.   Optional Conversion. Each holder of shares of Series D Preferred Stock may, at its option at any time and from time to time, upon surrender of the certificates therefor, convert any or all of its shares of Series D Preferred Stock into Common Stock as set forth below (an “Optional Conversion”). Each share of Series D Preferred Stock shall be convertible into shares of Common Stock based upon the Conversion Ratio, for purposes hereof, “Conversion Ratio” shall mean the quotient arrived at by dividing the Stated Value by the Conversion Price subject to adjustment as hereinafter provided and the conversion price shall initially be $0.07 (the “Conversion Price”).

B.   Adjustment Provisions. The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to this Certificate of Designation shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)     Reclassification. If the Corporation at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes, the Series D Preferred Stock, shall thereafter be deemed to evidence the right to convert the Series D Preferred Stock into an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock (i) immediately prior to, or (ii) immediately after, such reclassification or other change at the sole election of the holder of the Series D Preferred Stock.

(b)    Stock Splits, Combinations and Dividends. If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock or any preferred stock issued by the Corporation in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

(c)     Share Issuances. If and whenever the Company issues or sells, or in accordance with Section V.B.(c) hereof is deemed to have issued or sold, any shares of Common Stock for an effective consideration per share of less than the then Conversion Price or for no consideration, then, the Conversion Price shall be adjusted as set forth in this Section V.B.(c). Such adjustment shall be made whenever shares of Common Stock or an instrument convertible into Common Stock are issued (except (i) pursuant to Sections V.B.(a) or (b) above; (ii) for an Exempt Issuance). For purposes of this Section an “Exempt Issuance” shall mean the issuance of (a) shares of Common Stock options or shares of Common Stock issued upon the exercise of any such options to employees, officers or directors of the Corporation pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Corporation or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise of or conversion of any convertible securities, options or warrants issued and outstanding on November 9, 2005, provided that such securities have not been amended, (c) the securities issued or issuable hereunder or pursuant to the Securities Purchase Agreement between the Corporation and the Holder, dated as of the date hereof, (d) issuances in connection with mergers, acquisitions, joint ventures or other transactions with an unrelated third party in a bona fide transaction the purpose of which is not fundraising, or (e) issuances at fair market value to the Corporation’s suppliers, consultants and other providers of services and goods not to exceed $100,000 to any one Person, and not to exceed an aggregate of $250,000 in any fiscal year without the prior written consent of the Holder. For purposes hereof, the issuance of any security of the Corporation convertible into or exercisable or exchangeable for Common Stock shall result in an adjustment to the Conversion Price upon the issuance of such securities pursuant to the formula below.

If the Corporation issues any additional shares of Common Stock for a consideration per share less than the then-applicable Conversion Price pursuant to this Section V.B. then, and thereafter successively upon each such issue, the Conversion Price shall be adjusted by multiplying the then applicable Conversion Price by the following fraction:

A + B
(A + B) + [((C - D) × B) / C]

A =  Total amount of common shares issuable upon conversion of the Series D Preferred Stock

B =  Actual shares sold in the offering

C =  Conversion Price

D =  Offer Price

(d)    Computation of Consideration. For purposes of any computation respecting consideration received pursuant to Section V.B.(c) above, the following shall apply:

(i)       in the case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Corporation for any underwriting of the issue or otherwise in connection therewith;

(ii)      in the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Corporation (irrespective of the accounting treatment thereof); and

(iii)     upon any such exercise, the aggregate consideration received for such securities shall be deemed to be the consideration received by the Corporation for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Corporation upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in subsections (i) and (ii) of this Section V.B.(d)).

(e)     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section B, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series D Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of the Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio at the time in effect and (iii) the number of shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon the conversion of the Series D Preferred Stock.

(f)     Readjustment. If, at any time after any adjustment of the Conversion Price shall have been made pursuant to Section V.B.(c) as the result of any issuance of warrants, rights or convertible securities, and either (1) such warrants or rights, or the rights of conversion or exchange in such other convertible securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other convertible securities, as the case may be, shall not have been exercised, or (2) the consideration per share for which shares of Common Stock are issuable pursuant to such warrants or rights, or such other convertible securities, shall be increased or decreased by virtue of provisions therein contained, then such previous adjustments shall be rescinded and annulled and the additional shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Thereupon, a recomputation shall be made of the effect of such rights or options or other convertible securities on the then outstanding Warrants, but not on any then outstanding Warrant Shares, on the basis of (x) treating the number of additional shares of Common Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and (y) treating any such warrants or rights or any such other convertible securities which then remain outstanding as having been granted or issued immediately after the time of such increase or decrease of the consideration per share for which shares of Common Stock or other property are issuable under such warrants or rights or other convertible securities.

(g)    Change in Option Price or Conversion Rate. If there is a change at any time in (i) the amount of additional consideration payable to the Corporation upon the exercise of any options; (ii) the amount of additional consideration, if any, payable to the Corporation upon the exercise, conversion or exchange of any warrants or rights, or such other convertible securities; or (iii) the rate at which any warrants or rights, or such other convertible securities, are convertible into or exchangeable for Common Stock (in each such case, other than under or by reason of provisions designed to protect against dilution), the Common Conversion Price or Preferred Conversion Price in effect at the time of such change will be readjusted to the Common Conversion Price or Preferred Conversion Price which would have been in effect at such time had such Options, warrants or rights, or such other convertible securities still outstanding provided for such changed additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold.

C.   Mechanics of Conversion. In order to convert Series D Preferred Stock into full shares of Common Stock, a holder of Series D Preferred Stock shall: (i) submit a copy of the fully executed notice of conversion in the form attached hereto as Exhibit A (“Notice of Conversion”) to the Corporation by facsimile dispatched prior to Midnight, New York City time (the “Conversion Notice Deadline”) on the date specified therein as the Conversion Date (as defined herein) (or by other means resulting in, or reasonably expected to result in, notice to the Corporation on the Conversion Date) to the office of the Corporation or its designated Transfer Agent for the Series D Preferred Stock, which notice shall specify the number of shares of Series D Preferred Stock to be converted, the Conversion Price and a calculation of the number of shares of Common Stock issuable upon such conversion (together with a copy of the first page of each certificate to be converted); and (ii) surrender the original certificates representing the Series D Preferred Stock being converted (the “Preferred Stock Certificates”), duly endorsed, along with a copy of the Notice of Conversion to the office of the Corporation or the Transfer Agent for the Series D Preferred Stock as soon as practicable thereafter. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion, unless either the Preferred Stock Certificates are delivered to the Corporation or its Transfer Agent as provided above, or the holder notifies the Corporation or its Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (a) below). In the case of a dispute as to the calculation of the Conversion Ratio, the Corporation shall promptly issue such number of shares of Common Stock that are not disputed in accordance with subparagraph (b) below. The Corporation shall submit the disputed calculations to its outside accountant via facsimile within five (5) business days of receipt of the Notice of Conversion. The accountant shall audit the calculations and notify the Corporation and the holder of the results no later than 72 hours from the time it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive absent manifest error.

(a)     Lost or Stolen Certificates. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Series D Preferred Stock, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

(b)    Delivery of Common Stock Upon Conversion. Upon the surrender of certificates as described above together with a Notice of Conversion, the Corporation shall promptly issue after such surrender (or, in the case of lost, stolen or destroyed certificates, after provision of agreement and indemnification pursuant to subparagraph (a) above), deliver (or cause its Transfer Agent to so issue and deliver) to or upon the order of the holder (i) that number of shares of Common Stock for the portion of the shares of Series D Preferred Stock converted as shall be determined in accordance herewith and (ii) a certificate representing the balance of the shares of Series D Preferred Stock not converted, if any.

(c)     Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Series D Preferred Stock or the issuance of Series D Preferred Stock dividends. In lieu of any fractional shares to which the holder of Series D Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock. The fair market value of the Common Stock shall be deemed to be the average of the closing prices per share for the five trading days prior to the day of conversion. The number of whole shares issuable to each holder upon such conversion shall be determined on the basis of the number of shares of Common Stock issuable upon conversion of the total number of shares of Series D Preferred Stock of each holder at the time converting into Common Stock.

(d)    Conversion Date. The “Conversion Date” shall be the date specified in the Notice of Conversion, provided that the Notice of Conversion is submitted by facsimile (or by other means resulting in, or reasonably expected to result in, notice) to the Corporation or its Transfer Agent before Midnight, New York City time, on the date so specified, otherwise the Conversion Date shall be the first business day after the date so specified on which the Notice of Conversion is actually received by the Corporation or its Transfer Agent. The person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such securities as of the Conversion Date and all rights with respect to the shares of Series D Preferred Stock surrendered shall forthwith terminate except the right to receive the shares of Common Stock or other securities or property issuable on such conversion and except that the holders preferential rights as a holder of Series D Preferred Stock shall survive to the extent the Corporation fails to deliver such securities.

D.   Reservation of Shares. A number of shares of the authorized but unissued Common Stock sufficient to provide for the conversion of the Series D Preferred Stock outstanding (based on the Conversion Ratio then in effect) shall at all times be reserved by the Corporation, free from preemptive rights, for such conversion or exercise. In addition, if the Corporation shall issue any securities or make any change in its capital structure which would change the number of shares of Common Stock into which each share of the Series D Preferred Stock shall be convertible, the Corporation shall at the same time also make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Series D Preferred Stock.

E.    Status as Stockholders. Upon submission of a Notice of Conversion by a holder of Series D Preferred Stock, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such holder’s allocated portion of the Reserved Amount or Maximum Share Amount) shall be deemed converted into shares of Common Stock and (ii) the holder’s rights as a holder of such converted shares of Series D Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation.

VI.           VOTING RIGHTS

A.   Voting. The holders of the Series D Preferred Stock are entitled to vote on all matters presented to the holders of the Common Stock. Each share of Series D Preferred Stock entitles the holder thereof to cast that number of votes that such holder would be entitled to cast had such holder converted its Series D Preferred Stock into shares of Common Stock as of the date immediately prior to the record date for determining our shareholders eligible to vote on any such matter.

B.   Directors.

(a)     For so long as the Series D Preferred Stock is outstanding, the authorized number of members of the Board of Directors shall be seven (7), and the Company shall not change the authorized number of members of the Board of Directors without first obtaining the written consent, or affirmative vote at a meeting, of the holders of at least a majority of the then outstanding Series D Preferred Stock, consenting or voting (as the case may be) separately as a class.

(b)    For so long as the Series D Preferred Stock is outstanding, the holders of the Series D Preferred Stock, voting as a separate class, shall be entitled to elect five (5) members to the Board of Directors and each other committee of the Board of Directors and (ii) the holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board of Directors.

VII.          REDEMPTION OPTION

A.   Redemption Option of the Corporation. The Corporation shall have the right, subject to the prior satisfaction of the conditions precedent set forth in Section B, upon delivery of written notice to the holder of Series D Preferred Stock (the “Redemption Notice”) to redeem any of the holder’s Series D Preferred Stock not converted into Common Stock (a “Preferred Redemption”). The Preferred Redemption may be exercised by the Corporation by delivering the payment of the Preferred Redemption Price (as defined below) for the number of shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock being redeemed to the holder of his or her Series D Preferred Stock at the address of the holder provided to the Corporation, together with the Redemption Form attached hereto, duly completed and signed. The Common Stock issuable upon conversion of the Series D Preferred Stock being redeemed under Section VIIA shall be and are deemed to be redeemed by the Corporation as of the close of business on the latest date on which the Redemption Form is delivered to the holder (which must be at least five business days after the Redemption Notice is given) and payment made therefor. Upon receipt of the payment and the duly completed and signed Redemption Form, the holder shall deliver its Series D Preferred Stock (which is the subject of the Redemption Form), to the Corporation within three (3) business days thereafter. The “Preferred Redemption Price” shall mean $0.001 per share of Common Stock issuable upon conversion of the Series D Preferred Stock being redeemed.

B.   Conditions Precedent to Corporation’s Redemption Rights. The Corporation’s right to redeem the Series D Preferred Stock, upon the affirmative vote of a majority of the independent non-employee members of the Board of Directors, as “independent” is defined in Rule 10A-3 of the Exchange Act of 1934, approving the Preferred Redemption as described above is subject to the satisfaction of the following conditions:

(a)     Minimum Closing Price. The closing price of the Common Stock has traded at or above a price equal to $0.30 for a period of twenty (20) consecutive trading days prior to the Redemption Notice.

(b)             Pre-Tax Income. The Corporation has achieved pre-tax income per share of Common Stock (calculated on a fully-diluted basis after giving effect to the issuance of the Common Stock underlying the Series D Preferred Stock, and using the Treasury Method for options and warrants) of at least $.015 per share for the prior trailing four quarters (excluding any non-recurring extraordinary expenses).

VIII.        PROTECTIVE PROVISIONS

So long as any shares of Series D Preferred Stock are outstanding the Corporation shall not, without first obtaining the approval (by vote or written consent), as provided by the DGCL of the holders of at least fifty percent (50%) of the then outstanding shares of Series D Preferred Stock:

(a)     alter, amend or repeal (whether by merger, consolidation or otherwise) the rights, preferences or privileges of the Series D Preferred Stock or any capital stock of the Corporation so as to affect adversely the Series D Preferred Stock;

(b)    alter, amend or repeal, the Articles of Incorporation or By-laws, in a manner that would adversely affect the voting power of the Series D Preferred Stock or any other rights or privileges of the holders of the Series D Preferred Stock;

(c)     create any new class or series of capital stock having a preference over the Series D Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined in Article II hereof, “Senior Securities”);

(d)    create any new class or series of capital stock ranking pari passu with the Series D Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation (as previously defined in Article II hereof, “Pari Passu Securities”);

(e)     increase the authorized number of shares of Series D Preferred Stock;

(f)     issue any Senior Securities or Pari Passu Securities;

(g)    issue or sell any shares of Common Stock or securities convertible into Common stock for no consideration or for a consideration per share less than the then in effect Conversion Ratio, except that, no adjustment to the Conversion Ratio will be made in the case of an Exempt Issuance;

(h)    increase the par value of the Common Stock;

(i)      directly or indirectly pay or declare any dividend, make any distribution upon, redeem or repurchase any shares of capital stock (except a dividend on, or distribution upon, the Series D Preferred Stock or pursuant to a stock option or award under a plan approved by the Board of Directors); (ii) agree to any provision in any agreement that would impose any restriction on our ability to honor the exercise of any rights of the holders of the Series D Preferred Stock;

(j)      enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any of its affiliates, unless such transaction is (i) in the ordinary course of business, and (ii) upon fair and reasonable terms no less favorable to the Corporation than it would obtain in a comparable arm’s length transaction with a person which is not an affiliate; or

(k)     do any act or thing not authorized or contemplated by this Certificate of Designation which would result in taxation of the holders of shares of the Series D Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

IX.           ADDITIONAL COVENANTS

The Corporation shall, if so requested by Holder, promptly provide the following information:

(a)     Annual Financial Statements. Unless filed with the Securities and Exchange Commission (the “Commission”) through EDGAR and publicly available through the EDGAR system, copies of the consolidated balance sheet of the Corporation and its subsidiaries, as of the end of the immediately preceding fiscal year and the related consolidated statements of income, stockholders’ equity and cash flows for such fiscal year, prepared in accordance with generally accepted accounting principles and certified by a firm of independent public accountants of recognized national standing or such other independent public accountants, in either case, as unanimously selected by the Board;

(b)    Quarterly Financial Statements. Unless filed with the Commission through EDGAR and publicly available through the EDGAR system, copies of the consolidated balance sheet of the Corporation and its subsidiaries, and the related consolidated statements of income, stockholders’ equity and cash flows, unaudited but prepared in accordance with generally accepted accounting principles, such consolidated balance sheet, consolidated statements of income, stockholders’ equity and cash flows to be as of the end of each quarter following the end of the immediately preceding fiscal year, in each case with comparative statements for the prior fiscal year; provided, however, that, to the extent the information in this Section IX is requested by the Holder, Holder shall hold and treat all such information confidential;

(c)     Accountant’s Letters. Copies of each accountant’s management letter and other written report submitted to the Corporation by its independent public accountants in connection with an annual or interim audit of the books of the Corporation or any of its subsidiaries;

(d)    Notices. Copies of notices of all actions that could materially and adversely affect the Corporation or any of its subsidiaries; and

(e)     Other Information. Any other information regarding the business, prospects, financial condition, operations, property or affairs of the Corporation as Holder may reasonably request.

[END OF IT&E INTERNATIONAL GROUP, INC. SERIES D CERTIFICATE OF DESIGNATIONS]

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation this 2nd day of March, 2006.

IT&E INTERNATIONAL, INC.

By:	/s/ Peter Sollenne
Peter Sollenne
Chief Executive Officer

By:	/s/ Anthony Allocca
Anthony Allocca
Secretary